Got Served

Profit and Loss
January - March, 2022

	TOTAL
Income	
Sales of Product Income	50,296.52
Uncategorized Income	2.17
Total Income	**$50,298.69**
GROSS PROFIT	**$50,298.69**
Expenses	
Advertising & Marketing	18.90
Contractors	14,287.19
Insurance	188.97
Interest Paid	-0.03
Job Supplies	7,452.12
Legal & Professional Services	850.00
Meals & Entertainment	1,150.96
Office Supplies & Software	174.22
Other Business Expenses	80.19
Taxes & Licenses	4,428.04
Uncategorized Expense	434.50
Total Expenses	**$29,065.06**
NET OPERATING INCOME	**$21,233.63**
NET INCOME	**$21,233.63**

Got Served

Balance Sheet
As of March 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (9128)	8,415.76
Money market (3971)	1,000.10
Outtasight Merch	442.14
Total Bank Accounts	**$9,858.00**
Other Current Assets	
Inventory Asset	733.97
Uncategorized Asset	-929.74
Undeposited Funds	0.00
Total Other Current Assets	**$ -195.77**
Total Current Assets	**$9,662.23**
TOTAL ASSETS	**$9,662.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Checking	143.40
Eric Ehler	0.00
Peter Dorrance	274.04
Total Credit Cards	**$417.44**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3.40
Total Other Current Liabilities	**$3.40**
Total Current Liabilities	**$420.84**
Total Liabilities	**$420.84**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-33,000.41
Retained Earnings	21,008.17
Net Income	21,233.63
Total Equity	**$9,241.39**
TOTAL LIABILITIES AND EQUITY	**$9,662.23**

Got Served

Statement of Cash Flows
January - March, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	21,233.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	-108.00
Checking	108.00
Eric Ehler	0.00
Peter Dorrance	274.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**274.04**
Net cash provided by operating activities	**$21,507.67**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-13,605.00
Net cash provided by financing activities	**$ -13,605.00**
NET CASH INCREASE FOR PERIOD	**$7,902.67**
Cash at beginning of period	1,955.33
CASH AT END OF PERIOD	**$9,858.00**